2024 REPORT

2040 Energy


2040
ENERGY

LETTER

Dear investors,

I am so grateful for the support you have already given me! I am more confident than ever about the future of the company. Prototype development is progressing steadily, and throughout the winter I have heard so much positive feedback about the product from potential customers. Getting a brand-new product to market is a major challenge, but once we get there I believe we have a chance to be hugely successful.

We need your help!

I
appreciate all the support I have already received from my crowdfund investors!
The best way for them to support me at this time is to
have patience with me, the company,
and the product development process. And if they have any leads for
me on funding, staffing, or Beta testing possibilities

me on funding, staffing, or Beta testing possibilities that is helpful as well.

Sincerely,

Joseph Strommen

CEO

How did we do this year?



REPORT CARD

B+

☺ The Good

- Steady progress toward developing the technology into a production-quality prototype
- Reached (and exceeded) the minimum target on our Wefunder campaign
- Increased our reach and visibility via Google Ads and digital marketing

☹ The Bad

- Fell well short of the maximum target on our Wefunder campaign
- Have been unable to hire full-time engineering staff due to lack of funding
- Progress has been slower than would have been possible with

engineering staff

2024 At a Glance

January 1 to December 31



$0 [100%]
Revenue



-$130,713
Net Loss



$12,000 +33%
Short Term Debt



$35,000
Raised in 2024



$28,290
Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$94,668





$0

-$49,094

-$130,713

2023

2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -462%   Earnings per Share: -$0.01

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 234%

📄 Final_2040_ENERGY_Independent_CPA_Review_Report_2022_and_2023.pdf

📄 2024_GAAP_Financial_Report.pdf

We  Our 83 Investors

Thank You For Believing In Us

Aron Roberts	Qingtian Zhou	Peter Meitzler	Jon Bell	Gershon Bialer	Roderick Herron
Zachary Provin	Amethyst O'Connell	Chris Kohlhardt	Matthew Burd	Paul Lovejoy	Thomas Johnson
Michael Rendl	Stuart Maybee	Robert Peter…	Charles Stephens	Mark Lipscombe	Nathan Malmquist
Lawrence Del Gigante	Andrew Neely	Kathleen Piper	Alexander Zavelsky	Rebecca Wright	Chad Hydro
Meg Walsh	David Spencer	Peter Brubaker	Yogendre Kumar Patel	Steven Klein	Andrew Gianfagna
Bill Bushey	Peter Schmitt	Joshua Corbin	Emily Grubert	Jonah Benton	Tim Oehler
Nathaniel Meierpolys	Duane Lenander	Julia Moravcsik	Kevin Sullivan	Uriah Blatherwick	Zachary Feldman
Cory Mosiman	Jim Johnson	Rajesh Namile	Dax Robinson	Henry M Roenke	Kathleen Matter
Blair Alexander	Dean Olson/Marsha…	Chris Chase	Tyler Paulson	Thomas Butler	Micah Johnson
Alexander Swenson	Ben Quam	Sandor Schuman	Kurt W	Peter Aronoff	Ajay Kumar Nelavagil…
David Broderick	André Sager	Andre Delattre	Ed Wagner	Oliver Barham	Austin Mason
Daniel J. Luke	Terrill G Bouricius	David Gold	Kenneth Lloyd…	Andrew Liebman	Sally Johnston
Steve Randell	Brandon Klein	Stina Brock	Alberto Burgos	Todd Kamin	Curt Varner

Thank You!

From the 2040 Energy Team



Joseph Strommen [in]

CEO

Gritty and determined founder of 2040 Energy. Self-trained mechanical engineer and experienced software developer. Designed and hand-built the first...

Details

The Board of Directors

Director	Occupation	Joined
Joseph Strommen	CEO @ 2040 Energy, Inc	2021

Officers

Officer	Title	Joined
Joseph Strommen	CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Joseph Strommen	8,000,000 Common Stock Shares	90.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2021	$10,000	Safe	Section 4(a)(2)
05/2021	$10,000	Safe	Section 4(a)(2)
05/2021	$10,000		Section 4(a)(2)
05/2021	$25,000		Section 4(a)(2)
07/2021	$25,000		Section 4(a)(2)
11/2021	$50,000	Safe	Section 4(a)(2)
11/2021	$10,000	Safe	Section 4(a)(2)
11/2021	$25,500		Section 4(a)(2)
01/2022	$21,000		Section 4(a)(2)
10/2022	$20,000	Safe	Section 4(a)(2)
10/2022	$10,000	Safe	Section 4(a)(2)
11/2022	$75,000		Section 4(a)(2)
12/2022	$50,000		Section 4(a)(2)
10/2024	$35,000	Safe	Regulation D, Rule 506(c)
02/2025	$25,000	Safe	Regulation D, Rule 506(c)
03/2025	$134,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Ellen Wersan ❓	05/06/2021	$10,000	$0 ❓	0.13%	12/01/2021	
Martin Morud ❓	05/10/2021	$25,000	$0 ❓	0.13%	12/01/2021	
Martin Morud ❓	07/26/2021	$25,000	$0 ❓	0.13%	12/01/2021	
Steven Strommen ❓	12/29/2022	$50,000	$54,246 ❓	4.55%	01/31/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,796,604	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We will rely upon multiple third party companies to produce key components in our heat pump product. Our ability to grow our business and customer base will depend upon smoothly functioning relationships with these partners. If we are unable to establish and maintain strong relationships with these key outside parties, our ability to successfully deliver quality products to our customer in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

Our future success depends on the efforts of a single individual who manages the company. The loss of services of this individual may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our product will be installed in homes by many independent installation service companies. Even though they are not employees, they still represent our brand to some degree. One of them acting irresponsibly, unprofessionally, or illegally has the potential to cause us loss of business, loss of reputation and may incur liability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights. However, there is no guarantee that any patent or other applications we have filed, or may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. The company's user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

There is no public trading market for The Company's securities and there can be no assurance that any trading market will develop. Consequently, you may not be able to liquidate your investment in the Company in the event of any emergency or for any other reason. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

There are restrictions on the transferability of the Company's Common Stock. All of the Company's equity securities are subject to significant restrictions on transfer. Stockholders in the Company may not withdraw capital from the Company. There will be no public market for the Company's equity securities and, accordingly, each stockholder of the Company must be prepared to bear the economic risk of an investment for an indefinite period. The Company's equity securities cannot be resold unless subsequently registered under the Securities Act or an exemption from such registration is available, and there is compliance with the applicable provisions of the Stockholders' Agreement relating to restrictions on transfers of the Company's equity securities.

The Company's Equity Securities are Highly Illiquid. Stockholders of the Company may not be able to sell or redeem their equity securities in the Company if they may need to liquidate such shares, and should be prepared to hold any equity securities of the Company as a long-term investment.

Investors must rely upon their own expertise and/or the advice of their own legal, tax and business advisors in making an investment decision. No federal or state securities agency or any other regulatory authority or agency has made any finding or determination as to the fairness or suitability for investment, nor any recommendation or endorsement of, the Company or its equity securities. For this reason, each investor should consult with its own attorney, tax and/or business advisor prior to entering into the Stockholders' Agreement.

Adverse global economic conditions may have significant effects on our customers and suppliers that could result in material adverse effects on our business and operating results. Significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and fluctuations in equity and currency values worldwide, volatility in commodity prices for such items as crude oil, and concerns that the worldwide economy may enter into a prolonged recessionary period, may materially adversely affect our customers' willingness to buy our products and services or their ability to pay for products or services that they will order or have already ordered from us. In addition, unfavorable global economic conditions may materially adversely affect our suppliers' access to capital and liquidity with which they maintain their inventories, production levels and product quality, which could cause them to raise prices or lower production levels. These potential effects of adverse global economic conditions are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations and financial condition.

We do not anticipate paying any dividends or distributions on any of our equity securities in the foreseeable future.

We have minimal operating capital and, even if we raise $50,000 in this offering, for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Inflation may continue to have a significant effect on labor and raw material costs, which could continue to result in material adverse effects on our business and operating results. Given recent inflationary trends and forecasts for rising inflation rates in the future, we expect further material price increases and higher labor costs, which may continue to adversely affect our business and operating results.

The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we have included a plan for the proceeds in our offering materials (focused on product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

The Company is an early stage company incorporated on March 25, 2021. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Competitors to our heat pump product include major manufacturing companies worldwide, including Mitsubishi, Carrier, Daikin, and more. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing heat pump products. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The residential heating products market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting heating fuel demand. Although heating equipment for homes is a necessity, a decrease in consumer spending in the environmentally-friendly equipment space could cause our sales to decrease, which could have a material adverse effect on our financial condition and results of operations.

Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our product packaging, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

We have limited control over our suppliers, contract manufacturers, and logistics providers

We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured.

Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which

may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

an investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

2040 Energy, Inc

Delaware Corporation
Organized March 2021
1 employees
10315 Thomas Ave S
Bloomington MN 55431 https://www.2040energy.com

Business Description

Refer to the 2040 Energy profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

2040 Energy is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄